                                                 ------------------------------
                                                         OMB APPROVAL
                      UNITED STATES              OMB NUMBER     3235-0145
           SECURITIES AND EXCHANGE COMMISSION    EXPIRES:  DECEMBER 31, 1997
                 WASHINGTON, D.C. 20549          ESTIMATED AVERAGE BURDEN
                                                 HOURS PER RESPONSE . . . 14.90
                                                 ------------------------------

                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.1)*


                 NETCOM On-Line Communications Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   641081104
                      ----------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745

                               PAGE 1 OF 8 PAGES

-----------------------                                  ---------------------
  CUSIP NO. 641081104                   13G                PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Hancock Mutual Life Insurance Company
      I.R.S. No. 04-1414660
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]


------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Massachusetts

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF            -0-
      SHARES
                   -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
       EACH
                   -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               -0-
      WITH
                   -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          -0-

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None, except through its indirect, wholly-owned subsidiaries, Hancock Venture Partners, Inc. and John Hancock Advisers, Inc.
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      N/A

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      See line 9, above.

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IC, HC, IA, BD

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 8 PAGES

-----------------------                                  ---------------------
  CUSIP NO. 641081104                   13G                PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Hancock Subsidiaries, Inc.
      I.R.S. No. 04-2687223
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]


------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF            -0-
      SHARES
                   -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
       EACH
                   -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               -0-
      WITH
                   -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          -0-

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      433,498: 403,498 through its direct, wholly-owned subsidiary, Hancock Venture Partners, Inc. and 30,000 through its indirect, wholly-owned subsidiary, John Hancock Advisers, Inc.
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.9%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 8 PAGES

-----------------------                                  ---------------------
  CUSIP NO. 641081104                   13G                PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hancock Venture Partners, Inc.
      I.R.S. No. 04-2765223
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]


------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF            403,498
      SHARES
                   -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
       EACH
                   -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               403,498
      WITH
                   -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          -0-

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      403,498

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      N/A

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.6%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 4 OF 8 PAGES

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

 ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                              CRIMINAL VIOLATIONS
                             (SEE 18 U.S.C. 1001)



Item 1(a)  Name of Issuer:
           --------------
           NETCOM On-Line Communications Services, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           -----------------------------------------------
           3031 Tisch Way, 2nd Flr.
           San Jose, CA  95128

Item 2(a)  Name of Person Filing:
           ---------------------
           John Hancock Mutual Life Insurance Company ("JHMLICO"), JHMLICO's wholly-owned subsidiary, John Hancock Subsidiaries, Inc. ("JHSI") and JHSI's wholly-owned subsidiary, Hancock Venture Partners, Inc. ("Venture").

Item 2(b)  Address of the Principal Office:
           -------------------------------
           The principal business offices of JHMLICO and JHSI are located at John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117. The principal place of business of Venture is One Financial Center, Boston, Massachusetts 02111.

Item 2(c)  Citizenship:
           -----------
           JHMLICO was organized and exists under the laws of the Commonwealth of Massachusetts. JHSI and Venture were organized and exist under the laws of the State of Delaware.

Item 2(d)  Title of Class of Securities:
           ----------------------------
           Common Stock

Item 2(e)  CUSIP Number:
           ------------
           641081104

Item 3     If the Statement is being filed pursuant to Rule 13d-1(b), check
           ----------------------------------------------------------------
           whether the person filing is a:
           ------------------------------
           JHMLICO:  (a) (X) Broker or Dealer registered under (S)15 of the Act

                     (c) (X) Insurance Company as defined in (S)3(a)(19) of the
                             Act.

                     (e) (X) Investment Adviser registered under (S)203 of the
                             Investment Advisers Act of 1940.

                     (g) (X) Parent Holding Company, in accordance with
                             (S)240.13cd-1(b)(ii)(G).

           JHSI      (g) (X) Parent Holding Company, in accordance with
                             (S)240.13cd-1(b)(ii)(G).

           Venture   (e) (X) Investment Adviser registered under (S)203 of the
                             Investment Advisers Act of 1940.


                               PAGE 5 OF 8 PAGES

Item 4     Ownership:
           ---------

           (a) Amount Beneficially Owned:
               -------------------------
               Venture has beneficial ownership of 403,498 shares of Common Stock. Venture is a general partner of Back Bay Partners XIII L.P. Back Bay Partners XIII L.P. is the general partner of Falcon Ventures II L.P. ("Falcon II"). Venture is also a general partner of Back Bay Partners XII L.P. Back Bay Partners XII L.P. is the general partner of Hancock Venture Partners IV - Direct Fund L.P. ("Fund IV"). Falcon II has 23,895 shares of Common Stock and Fund IV has 379,603 shares of Common Stock. Through their parent-subsidiary relationship to Venture, JHMLICO and JHSI have indirect beneficial ownership of these same shares.

               In addition to the 403,498 shares held by Venture, an indirect, wholly-owned subsidiary of JHSI, John Hancock Advisers, Inc., a registered investment adviser, has direct beneficial ownership of 30,000 shares of Common Stock. John Hancock Advisers, Inc. is the direct, wholly-owned subsidiary of The Berkeley Financial Group which is the direct, wholly-owned subsidiary of JHSI. The shares are held in two open-end diversified management companies registered under (S)8 of the Investment Company Act:

               John Hancock Emerging Growth Fund                  - 10,000
               John Hancock Discovery Fund                        - 20,000

           (b) Percent of Class:
               ----------------

               JHSI        - 3.9%
               Venture     - 3.6%

           (c) (i)   sole power to vote or to direct the vote:
                     Venture has sole power to vote or to direct the vote of the 403,498 shares of Common Stock. JHA has sole power to vote or to direct the vote of the 30,000 shares of Common Stock under advisory agreements with John Hancock Discovery Fund, dated December 1, 1995 and John Hancock Emerging Growth Fund, dated December 22, 1994.

               (ii)  shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of:
                     Venture has sole power to vote or to direct the disposition of the 403,498 shares of Common Stock. JHA has sole power to dispose or to direct the disposition of the 30,000 shares of Common Stock under the advisory agreements noted in Item 4(c)(i) above.

               (iv)  shared power to dispose or to direct the disposition of:
                     -0-

Item 5     Ownership of Five Percent or Less of a Class:
           --------------------------------------------
           With this filing, the Reporting Persons state they own five percent or less of the class.

Item 6     Ownership of More than Five Percent on Behalf of Another Person:
           ---------------------------------------------------------------
           Not applicable.

                               PAGE 6 OF 8 PAGES

Item 7     Identification and Classification of the Subsidiary which Acquired
           ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company:
           ------------------------------------------------------------
           See Items 2(a), 3 and 4 above.

Item 8     Identification and Classification of Members of the Group:
           ---------------------------------------------------------
           Not applicable.

Item 9     Notice of Dissolution of a Group:
           --------------------------------
           Not applicable.

Item 10    Certification:
           -------------
           By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                     By: /S/ John T. Faraday
                                        ---------------------------------------

                                     Name: John T. Faraday
                                          -------------------------------------

Dated:  February 13, 1996            Title: Senior Vice President & Treasurer
      -----------------------              ------------------------------------



                                     JOHN HANCOCK SUBSIDIARIES, INC.

                                     By: /S/ John T. Faraday
                                        ---------------------------------------

                                     Name: John T. Faraday
                                          -------------------------------------

Dated:  February 13, 1996            Title: Treasurer
      -----------------------              ------------------------------------



                                     HANCOCK VENTURE PARTNERS, INC.

                                     By: /S/ Martha D. Vorlicek
                                        ---------------------------------------

                                     Name: Martha D. Vorlicek
                                          -------------------------------------

Dated:  February 13, 1996            Title: Vice President & Treasurer
      -----------------------              ------------------------------------

                               PAGE 7 OF 8 PAGES

                                                            EXHIBIT A

                            JOINT FILING AGREEMENT
                            ----------------------


     John Hancock Mutual Life Insurance Company, John Hancock Subsidiaries, Inc. and Hancock Venture Partners, Inc. hereby agree that the Terminating Schedule 13G Amendment No. 1, to which this Agreement is attached, relating to the Common Stock of NETCOM On-Line Communications Services, Inc., is filed on behalf of each of them.


                                     JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                     By: /S/ John T. Faraday
                                        ---------------------------------------

                                     Name: John T. Faraday
                                          -------------------------------------

Dated:  February 13, 1996            Title: Senior Vice President & Treasurer
      -----------------------              ------------------------------------



                                     JOHN HANCOCK SUBSIDIARIES, INC.

                                     By: /S/ John T. Faraday
                                        ---------------------------------------

                                     Name: John T. Faraday
                                          -------------------------------------

Dated:  February 13, 1996            Title: Treasurer
      -----------------------              ------------------------------------



                                     HANCOCK VENTURE PARTNERS, INC.

                                     By: /S/ Martha D. Vorlicek
                                        ---------------------------------------

                                     Name: Martha D. Vorlicek
                                          -------------------------------------

Dated:  February 13, 1996            Title: Vice President & Treasurer
      -----------------------              ------------------------------------

                               PAGE 8 OF 8 PAGES